Exhibit 12.1

EDWARDS LIFESCIENCES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,	Year ended December 31,
	2013	2012	2011	2010	2009	2008
	(Dollars in millions)
Earnings:
Income before provision for income taxes	$313.9	$391.1	$283.6	$268.2	$304.4	$164.4
Add:
Fixed charges	3.1	4.9	3.5	2.7	3.1	7.5
Distributed income of equity investees	—	0.4	—	0.7	0.9	0.8
Earnings, as adjusted	$317.0	$396.4	$287.1	$271.6	$308.4	$172.7
Fixed charges:
Interest expense	$2.8	$4.4	$3.1	$2.4	$2.7	$7.2
Amortized premiums, discounts and capitalized expenses related to indebtedness	0.3	0.5	0.4	0.3	0.4	0.3
Fixed charges	$3.1	$4.9	$3.5	$2.7	$3.1	$7.5
Ratio of earnings to fixed charges	103.5	81.0	81.2	99.9	100.4	23.0